FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 31 DATED JANUARY 18, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 29 to the Prospectus, dated November 30, 2005 and Supplement No. 30 to the Prospectus, dated December 22, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering; and

•	to describe the potential acquisition of a property located in Seattle, Washington by the Core Fund.
Status of the Offering
     As of January 16, 2006, we had received gross offering proceeds of approximately $237.4 million from the sale of 23,973,670 of our common shares, including approximately $3.9 million of gross proceeds related to the sale of 405,948 common shares pursuant to our dividend reinvestment plan. As of January 16, 2006, 176,420,278 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,594,052 common shares available under our dividend reinvestment plan.
Potential acquisition of 720 Olive Way by the Core Fund
     We owned a 26.2% non-managing general partner interest in the Core Fund as of December 31, 2005. On January 11, 2006, a subsidiary of the Core Fund entered into a contract with an unaffiliated third party to acquire an approximate 79% interest in 720 Olive Way, an office property located in the central business district in Seattle, Washington. The property consists of a 20-story office building and a parking structure that were constructed in 1981 and substantially renovated in 1997. The building contains an aggregate of approximately 287,000 square feet of rentable area and was approximately 81% leased as of December 31, 2005. Community Health Plan of Washington, one of the state’s largest health programs, leases 50,116 square feet, or approximately 17% of the property’s rentable area. This lease expires in 2009. No other tenant leases more than 10% of the rentable area. The Core Fund’s management believes that 720 Olive Way is suitable and adequate for its intended purpose.
     The aggregate purchase price for 720 Olive Way is expected to be approximately $83.7 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund anticipates that the acquisition will be funded with borrowings under a revolving credit facility agreement held by its subsidiary and mortgage financing obtained in connection with the acquisition. In connection with the acquisition of 720 Olive Way, we expect third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund no more than $490,000 in cash acquisition fees.
     The Core Fund anticipates that the acquisition of 720 Olive Way will be consummated on January 31, 2006. Although management of the Core Fund believes the acquisition of 720 Olive Way is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of 720 Olive Way will be consummated. If the Core Fund elects not to close on 720 Olive Way, it will forfeit the $4.0 million earnest money deposit made.